UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No 4)*

                               VCampus Corporation
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    92240C308
                                 (CUSIP Number)

                                December 31, 2006
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ] Rule 13d-1(b)
               [X] Rule 13d-1(c)
               [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of Above Persons (entities only)

               Jack Silver
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2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
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(b)     X
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3. SEC Use Only

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4. Citizenship or Place of Organization
               United States citizen
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Number of                    5. Sole Voting Power                899,274 (1)
Shares Bene-                 ---------------------------------------------------
Ficially                     6. Shared Voting Power              0
Owned by                     ---------------------------------------------------
Each Reporting               7. Sole Dispositive Power           899,274 (1)
Person  With:                ---------------------------------------------------
                             8. Shared Dispositive Power 0
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9. Aggregate Amount Beneficially Owned by Each Reporting Person:
               899,274 (1)
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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    Instructions)
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11. Percent of Class Represented by Amount in Row (9)
               8.8%
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12. Type of Reporting Person (See Instructions)
               IN
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(1) As described in Item 4 below, Sherleigh Associates Inc. Profit Sharing Plan
("Sherleigh") is the holder of certain Notes (as defined below) and warrants, and SIAR Capital, LLC ("SIAR") is the holders of warrants. The calculation of the number of shares beneficially owned by Mr. Silver in this filing has been made upon the assumption that the conversion price of such Notes is $1.63. However, as set forth in Item 4 below, Sherleigh and SIAR believe that the conversion price of such Notes, as well as the exercise price of the warrants, has been reduced pursuant to the anti-dilution provisions contained therein.

CUSIP No. 92240C308

Item 1.

        (a) Name of Issuer:

                      VCampus Corporation

        (b) Address of Issuer's Principal Executive Offices:

                      1850 Centennial Park Drive
                      Suite 200
                      Reston, VA 20191

Item 2.

        (a) Name of Person Filing:

                      Jack Silver

        (b) Address of Principal Business Office or, if none, Residence:

                      SIAR Capital LLC
                      660 Madison Avenue
                      New York, NY 10021

        (c) Citizenship:

                      United States

        (d) Title of Class of Securities:

                      Common Stock

        (e) CUSIP Number:

                      92240C308

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)     [ ] Broker or Dealer registered under Section 15 of the Act

(b)     [ ] Bank as defined in section 3(a)(6) of the Act

(c)     [ ] Insurance Company as defined in section 3(a)(19) of the Act

(d)     [ ] Investment Company registered under section 8 of the Investment
            Company Act

(e)     [ ] Investment Adviser registered under section 203 of the Investment
            Advisers Act of 1940

CUSIP No. 92240C308

(f)     [ ] Employee Benefit Plan or endowment Fund in accordance with Rule
            13d-1(b)(1)(ii)(F);

(g)     [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

(h)     [ ] A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act;

(i)     [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a) - (c)

        Jack Silver beneficially owns 899,274 shares of Common Stock of VCampus Corporation (the "Issuer"), representing 8.8% of the outstanding Common Stock. Such shares of Common Stock beneficially owned by Mr. Silver include (i) 51,112 shares of Common Stock issuable to Sherleigh Associates Inc. Profit Sharing Plan ("Sherleigh"), a trust of which Mr. Silver is the trustee, upon the conversion of the Issuer's Series A Senior Secured Convertible Note due April 1, 2009 (the "Series A Note"),
        (ii) 115,030 shares of Common Stock issuable to Sherleigh upon the conversion of the Issuer's Series B Senior Secured Convertible Note due April 1, 2009 (the "Series B Note", and together with the Series A Note, the "Notes"), (iii) 483,132 shares of Common Stock issuable to Sherleigh upon exercise of warrants to purchase Common Stock, and (iv) 250,000 shares of Common Stock issuable to SIAR Capital LLC ("SIAR"), a limited liability company of which Mr. Silver is a member and manager, upon exercise of warrants to purchase Common Stock. Each of the Notes and the warrants prohibit the conversion or exercise thereof to the extent following the conversion or exercise the holder or its affiliates would beneficially own more than 9.9% of the total number of issued and outstanding Common Stock of the Issuer.

        The calculation of the number of shares beneficially owned by Mr. Silver upon the conversion of the Notes has been based upon the original conversion price of $1.63. The Notes, as well as the warrants held by Sherleigh and SIAR, contain anti-dilution provisions requiring reduction to the conversion price and the exercise price (and hence, an increase in the number of shares of Common Stock upon conversion of the Notes) in the event the Issuer issues shares of its Common Stock, or is deemed to have issued shares of Common Stock, at a price less than the then effective conversion price and exercise price.

        According to a Current Report on Form 8-K filed by the Issuer on December 8, 2005, it issued shares of Series A-1 Preferred Stock and warrants to purchase its Common Stock which provide, inter alia, that the conversion price and exercise price thereof will reset on March 31, 2006 to a price equal to the average closing sale price of the Common Stock for five trading days prior to the closing if before March 31, 2006 the Common Stock does not trade at or above $6.00 per share for at least ten consecutive trading days after the shares of Common Stock issued or issuable in that financing have been registered for resale under an effective registration statement. In addition, according to a Current Report on form 8-K filed by the Issuer on September 26, 2006, it issued a $3.0 million convertible note and warrants to purchase its Common Stock which provide for a conversion price and exercise price of $.30 per share. Such notes were issued at a discounted price of $2.82 million.

CUSIP No. 92240C308

        Due to the December 2005 and the September 2006 financings, Sherleigh and SIAR believe that the conversion price of the Notes, as well as the exercise price of the warrants held by them, has been reduced to $0.28 in accordance with the anti-dilution provisions contained therein. However, to date, the Issuer has not delivered a notice of the reduction in the conversion price and the exercise price as required under the Notes and the warrants.

        Mr. Silver has the sole voting and dispositive power with respect to all 899,274 shares of Common Stock beneficially owned by him.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

               Not applicable.

Item 8.  Identification and Classification of Members of the Group.

               Not applicable.

Item 9.  Notice of Dissolution of Group.

               Not applicable.

Item 10.  Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 14, 2007
                                        ------------------------------------
                                        Date

                                        /s/ Jack Silver
                                        ------------------------------------
                                        Signature

                                        Jack Silver
                                        ------------------------------------
                                        Name/Title